July 18, 2012

SENT VIA EDGAR

Ms. Linda Cvrkel, Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Johnson Outdoors Inc.
Form 10-K: for the fiscal year ended September 30, 2011
Form 10-Q: for the quarterly period ended March 30, 2012
File number: 000-16255

Dear Ms. Cvrkel,

The following are the responses of Johnson Outdoors Inc. ("we" or the "Company") to the comments in the letter of the staff of the United States Securities and Exchange Commission (the "Commission") dated July 5, 2012 (the "Comment Letter") related to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2011 and the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 30, 2012.  For reference purposes, the text of the Comment Letter has been reproduced below for each numbered paragraph.

Form 10-K for the fiscal year ended September 30, 2011
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 16

Comment No. 1

We note that your discussion of the changes in the results of operations focuses solely on net sales and gross profit for the fiscal year results and net sales, gross profit margin and operating profit for the interim results. Please revise to also discuss and analyze cost of sales. Because gross profit is impacted by both sales and cost of sales, we believe a separate discussion of cost of sales in MD&A is necessary and appropriate.

Comment No. 2

In addition, please describe the significant cost components which comprise cost of sales and any material change in these cost components such that an investor may better understand the nature of the costs within cost of sales and changes in such costs. Your discussion of your results of operations for each of your segments should be similarly revised.

United States Securities and
Exchange Commission
July 18, 2012

Response to Comment Nos. 1 and 2

We note the Staff’s comments and acknowledge that included in our Annual Report on Form 10-K for the fiscal year ended September 30, 2011 (the "2011 Annual Report") were disclosures of the following: (1) the primary driver of the change in our consolidated gross profit between the reporting periods was increased sales volume; and (2) the key causes for the changes in each individual segment's gross profit percentages (i.e. lower volume driving reduced overhead absorption).  We also referred to specific cost increases which were applicable in our discussion of the gross profit and operating results for our Diving segment.  Our other operating segments had no material changes in the key cost components and, therefore, margin fluctuations were driven significantly by efficiencies, or lack thereof, related to increases or decreases in sales and production volumes, which we noted in the filing.  We did not, however, discuss the 0.1% decrease in the consolidated gross profit percentage between the periods as we did not view this as material.

Rather than amend the 2011 Annual Report, we propose to enhance the discussion of cost of goods sold in the MD&A in our Annual Report on Form 10-K for fiscal year ending September 28, 2012, as it will include a comparative discussion of cost of goods sold in the MD&A for our fiscal 2011.  Additionally, we propose to enhance the comparative discussion of cost of goods sold in the MD&A in our Quarterly Report on Form 10-Q for the quarter ended June 29, 2012 and in subsequent filings.  In these future filings we will discuss the primary components of cost of goods sold, significant changes in such costs and their effect on gross profit and results of operations.

We believe implementing the foregoing changes in future filings rather than amending the 2011 Annual Report is appropriate because: (1) the change in consolidated gross profit percentage for our fiscal 2011 versus our fiscal 2010 was only 0.1% (40.0% in fiscal 2011 versus 40.1% in fiscal 2010), which indicates that our cost of goods sold did not have a significant effect on the changes in our operating results in fiscal 2011 from fiscal 2010; and (2) we believe amending the 2011 Annual Report would provide a very limited benefit to shareholders and would not be cost effective.  As there are less than 3 months left in our 2012 fiscal year, we will soon be providing our shareholders with enhanced disclosures of 2011 cost of goods sold in our 2012 Annual Report and in the Quarterly Report on Form 10-Q for the period ended June 28, 2012.  Consequently, we prefer to focus on providing the enhanced disclosures in upcoming future filings, which we believe will be more relevant and informative to shareholders and will provide the enhanced discussion of our 2011 results in a timely and cost effective manner.

Form 10-Q for the period ended March 31, 2012
Note 12.  Litigation, page 11

Comment No. 3

We note from your disclosure in Note 12 that on March 1, 2012, the Company received a $3,500 settlement payment resolving an ongoing claim with its insurance carriers and as part of the settlement, the Company's former lawsuit filed in the U.S. District for the Eastern District of Wisconsin against its insurers was dismissed.  We also note that the Company originally initiated the legal proceedings in May 2005 to seek coverage from its insurers related to an intellectual property dispute between the Company and one of its competitors, which was eventually settled.  Please tell us and expand your disclosure in future filings to describe your reasons for recognizing this settlement in operations. As this insurance settlement does not appear to be directly related to the Company's core operations, it appears that this settlement may be more appropriately reflected as a component of other income and expense. We may have further comment upon reviewing your response.

United States Securities and
Exchange Commission
July 18, 2012

Response to Comment No. 3

We note the Staff’s comment and supplementally advise the Staff that the receipt of the $3.5 million from the Company's insurance carriers was in settlement of a claim the Company made under its insurance policy in order to recover costs incurred as a result of litigation brought against the Company.  This litigation was triggered by a patent enforcement action the Company initially brought against a competitor in order to defend a properly issued patent held by the Company.  The competitor asserted a number of counter-claims which the Company vigorously defended.  The Company determined that it was not appropriate to recognize a receivable for the recovery of expenses at the time legal fees and other defense costs were incurred because the reimbursement was disputed by the insurance carrier.  The recovery, therefore, was not deemed probable until the contingency was realized in accordance with the guidance in SAB Topic 5Y and the Contingencies Topic in ASC 450.
The Company considers the defense of its intellectual property assets to be an ordinary operating activity and necessary to ensure that the Company maintains its competitive advantages in its markets. Such activities are not of a financing nature and are not unusual or infrequent.  As a result, and in accordance with the presentation guidance in the Income Statement Subtopics in ASC 225, the Company recognized all of the litigation costs incurred and the payment of the settlement amount in relation to this matter as a component of operating expenses.  The $3.5 million insurance recovery related to these costs accordingly was also recognized in operations as a matter of consistency.

We confirm that we will expand our disclosure in future filings related to this matter to set forth our reasons for recognizing the settlement amount in our operations.

* * *
In responding to the Comment Letter, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses to the Comment Letter.  Please do not hesitate to contact the undersigned at (262) 631-6600 with any questions or comments regarding any of the foregoing.

United States Securities and
Exchange Commission
July 18, 2012

Very truly yours,

JOHNSON OUTDOORS INC.

/s/ David W. Johnson
David W. Johnson
Vice President and Chief Financial Officer